March 6, 2006

Ms. Joyce Sweeney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	HCSB Financial Services Corporation
Form 10-KSB for the period ended December 31, 2004
File No. 0-26995

Dear Ms. Sweeney:

Thank you for your review of our response to your November 4, 2005 letter and this additional comment in review of our Form 10-KSB for the year ended December 31, 2004. Set forth is our response to your letter.

Form 10-KSB for the period ended December 31, 2004

Financial Statements

Note 7 – Derivative Instruments and Hedging Activities page 40

Comment 1

We note your responses to comments one and two of our letter dated November 4, 2005. Based on the advance agreement terms you have provided, it appears that the advances you are hedging give the FHLB a put option that requires you to repay the advance, not a conversion option. Based on the description you have given us of the hedging instrument you use in these hedges, it appears that the interest rate swaps you have used give you the option (designed to mirror the rights of the FHLB) to end the swap terms by having the terms changed so that the fixed pay leg side exactly equals the fixed receive leg of the swap. Please confirm that you agree with our understanding of the terms of the FHLB advance being hedged and the swap used as a hedging instrument and that your future hedge documentation and financial statement footnote disclosure will describe the hedged item and the hedging instrument consistent with this understanding.

Response:

We have reviewed our “Advances and Security Agreement” for our FHLB advances and discussed these agreements directly with the FHLB. We agree with your assessment that the FHLB has a put option in this agreement. The put option language is contained in Sections 2.02 “Repayment of Liabilities” and 6.03 “Discretion of the Bank to Grant or Deny Advances”. We have also reviewed our hedge transactions and concur that they are intended to mirror the advances and the underlying rights of the FHLB. The Swaption Transaction option of the hedge transaction has exercise periods and dates that coincide with the FHLB’s put option to effectively terminate the swap if the FHLB exercises its option to require us to repay our advance.

Based on the fact pattern outlined above, we believe our use of the short cut method to account for these hedge transactions is acceptable. We will review our disclosures for our future filings to ensure the financial statements and disclosures are consistent with the information above.

We sincerely appreciate the Staff’s assistance in helping us determine a resolution to this issue.

In connection with your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s assistance and continued suggestions to help improve the Company’s disclosures, and hope the above responses clarify the issues you have raised with respect to our Form 10-K dated December 31, 2004. Please do not hesitate to contact me at 843-716-6101 if additional clarification or information is necessary.

Sincerely,

James R. Clarkson
President and Chief Executive Officer